FOR IMMEDIATE RELEASE

CONTACT:
Tel: 604-685-5200
Email: info@Lbix.com

LEADING BRANDS, INC. ANNOUNCES
FIRST QUARTER EARNINGS RELEASE AND CONFERENCE CALL
MONDAY JUNE 27, 2005 at 8:00 AM (Pacific) / 11:00 AM (Eastern)

VANCOUVER, CANADA – June 21, 2005 -- LEADING BRANDS, INC. (NASDAQ: LBIX), North America’s only independent, fully integrated premium beverage company, today announced that it will release first quarter earnings, before North American markets open, on the morning of Monday, June 27, 2005.

In conjunction with the Company's earnings release, you are invited to listen to a conference call, which will be held on Monday, June 27th, at 8:00 am Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

1-416-641-6675

If you are unable to participate during the live conference call, the call will be archived for 7 days. To hear a replay of the call, please dial 1-416-626-4100 and reference the reservation code #21249749

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS)TM offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue® Blueberry Cocktail, TREK®, Soy2OTM, PezÚ 100% JuicesÛ, Country HarvestÚ Juices, Caesar’sÚ Bloody Caesar Cocktails, Brand X OriginalsTM, InfinityTM Sparkling Mountain Spring Water and Cool CanadianÚ Mountain Spring Water.

Safe Harbor.

The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. Reliance should not be placed on these forward-looking statements, which reflect the views of our directors and management as at the date of this report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

We Build BrandsTM
©2005 Leading Brands, Inc.

This news release is available at www.LBIX.com